Exhibit 99.1

Ayr Wellness Expands Florida Footprint with Four New Retail Locations

MIAMI, March 23, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has opened four new retail stores in Florida located in Lake Mary, Land O’ Lakes, Orlando and Palmetto Bay.

“This latest group of store openings brings our Florida footprint to 57 stores, affording us the opportunity to introduce new communities to Ayr’s customer experience and selection of high-quality offerings,” said David Goubert, President and CEO at Ayr. “Our ongoing commitment and investment in Florida is stronger than ever, as we focus on being a Force for Good in our local communities, creating lasting relationships with our patients, and continuing to grow our presence and footprint throughout the state.”

Ayr’s newest Florida stores include Lake Mary (Seminole County), Land O’ Lakes (Pasco County), Orlando Landstar (Orange County) and Palmetto Bay (Miami-Dade County). Together, the stores feature more than 14,500 sq. ft. of new retail space.

As Ayr continues to open stores and expand its customer base in Florida, it is concurrently preparing for the transition from Liberty Health Sciences to AYR Cannabis Dispensary later this year. Each of the new stores will offer many of Ayr’s national brands and products and feature a “bud bar,” providing customers with a sensory experience showcasing samples of whole flower strains currently available for purchase. Additionally, the Palmetto Bay, Land O’ Lakes and Lake Mary stores offer convenient drive-thru pick-up options for its customers.

Florida has more than 800,000 registered patients enrolled in its medical marijuana program as of March 17, 2023, per Florida OMMU.

To learn more about Ayr Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com